Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Companies
Ticker	(NYSE: XRX)	(NYSE: ACS)
Description
Xerox engages in the development, manufacture, marketing, servicing, and financing of document equipment, software, solutions, and services worldwide. The company offers various digital systems, including printing and publishing systems; digital presses and multifunctional devices, which can print, copy, scan, and fax; digital copiers; and laser and solid ink printers and fax machines. It also provides software and workflow solutions for businesses to print books, create personalized documents, and scan and route digital information. Additionally, it engages in the sale of paper; provision of value-added services; wide-format systems; network integration solutions; and electronic presentation systems. The company markets its products through direct sales force, a network of independent agents, dealers, value-added resellers, systems integrators, and the Web.

ACS, Inc. provides business process outsourcing (BPO) services to commercial and government clients in the United States. Its Commercial segment provides remote infrastructure management, help desk/service desk management, managed storage, utility computing, disaster recovery, security services, IT commercial services, and IT outsourcing services, such as data center and midrange server outsourcing, network and desktop outsourcing. The company’s Government segment provides technology and business process based services focusing on transaction, child support payment, electronic toll collection, and traffic violations processing, and program management services, such as Medicaid fiscal agent and student loan processing services.

Headquarters	Norwalk, Connecticut	Dallas, Texas
Year Founded	1906	1988
Employees	57,100 (as of 2/13/09)	~74,000 (as of 6/30/09)
Financial Highlights $, millions)	(FY08 ended 12/31/08) Revenue: $17.6B R&D: $750M (4.3%) EBITDA: $2.4B Net Income: $230M Capex: $335M	(FY ended 6/30/09; achieved record Rev, Bookings, EPS) Revenue: $6.5B R&D: (~1%) EBITDA: $1.1B Net Income: $366M Capex: $322M
Deal Terms
● Xerox acquires 100% of ACS Class A and Class B common stock for $63.11 per share
● Issuing 4.935 Xerox shares and $18.60 in cash for each Class A and Class B share
● Consideration is approximately 70% stock and 30% cash
● Xerox will assume ACS’s debt of $2.0 billion and issue $300 million of convertible preferred stock
● Have reached long-term retention agreement with senior ACS leadership

Strategic Rationale
● Creates a new class of solutions provider with leading technology and expertise in document and business process management
● Powerful financial combination with strong strategic opportunities for growth by leveraging:
m Xerox’s industry-leading document management, brand strength, global account management and R&D investments
m ACS’s industry-leading BPO capabilities, process automation competencies and services talent management
• Significant expense and revenue synergies

Financial Rationale
● Substantial near and medium-term synergies
m Reduce labor and shared BPO platform costs
m Deploy Xerox technology to generate efficiencies in ACS’s BPO operations
m Use ACS BPO services to streamline cost structure of Xerox’s services operations
m Eliminate ACS public company costs
• Significant medium and long-term revenue synergies
m Use Xerox technology to create new automated and differentiated BPO services
m Leverage Xerox’s world-class brand, geographic reach and blue-chip client relationship to sell more ACS BPO services
m Acquire new BPO capabilities to sell across both companies’ customer bases
m Additional cash benefits ($250M+ over 3 years)

Timeline	● 9/28 Announcement ● 9/28-10/1 Investor meetings ● Nov / Dec Complete pro formas ● Nov / Dec Capital market execution ● 1Q10 Shareholder vote ● 1Q10 Anticipated closing

Forward-Looking Statements

This document contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.